January 7, 2016

Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Re:	Enzymotec Ltd. (the “Company”) Annual Report (File No. 001-36073) on Form 20-F Filed on March 2, 2015 (the “Form 20-F”)

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely, ENZYMOTEC LTD. By: /s/ Oren Bryan Name: Oren Bryan Title: Chief Financial Officer

Enzymotec Ltd. P.O. Box 6 Migdal HaEmeq 23106 Israel · Tel: 972 74-7177177 · Fax: 972 74-7177001
www.enzymotec.com